EX-99.4e

                 SPECIAL SPOUSAL CONTINUATION OPTION ENDORSEMENT


This Endorsement is made a part of the Contract to which it is attached. The terms of the Contract also apply to this Endorsement except as they are changed by the terms of this Endorsement. The Contract is endorsed as stated below.

The following language is added to the DEATH BENEFIT OPTIONS BEFORE ANNUITY DATE provision:

Special Spousal Continuation Option. In lieu of taking the Death Benefit as a lump-sum payment or continuing the Contract at the then current Contract Value, if the Beneficiary is the spouse of the Contract Owner, he or she may elect to continue the Contract at an adjusted Contract Value as described below. The spouse will then exercise all the Contract Owner's rights under the Contract. The continuing Contract will begin on the date that We receive the spouse's written request to continue the Contract, under this Special Spousal Continuation Option, and proof of the death of the Contact Owner. This date will be referred to as the Continuation Date.

On the Continuation Date, We will automatically transfer any Indexed Fixed Option Values to the one-year Guaranteed Account Option. Your spouse may then transfer this amount to any available Portfolio or Guaranteed Account Options; but Your spouse may not transfer this amount back into the Indexed Fixed Option. For the purpose of determining the Available Earnings, the amount of the transfer which is equal to the initial allocation to the Indexed Fixed Option period, adjusted for withdrawals and charges, shall now be considered Premium allocated to the Portfolio or Guaranteed Account Options. All Indexed Fixed Option allocations that originated from Premium payments will be subject to the Contingent Deferred Sales Charge schedule based on the number of years since the contribution was made.

The Contract Value for the continuing Contract will then be adjusted so that it will equal the amount of the Death Benefit that would have been payable as a lump sum payment at Your death (including the Earnings Protection Benefit, if any). If the Contract Value on the Continuation Date is less than the Death Benefit, an amount will be added to the Contract Value to make up the difference. This amount is referred to as the Continuation Adjustment. The Continuation Adjustment will be allocated among the allocation options in accordance with the current instructions for the Contract, subject to any minimum allocation restrictions unless We receive other allocation instructions with the Special Spousal Continuation Option election. Any amounts allocated to an Indexed Fixed Option will be subject to the Indexed Fixed Option Withdrawal Charge schedule.



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For purposes of determining future Death Benefits under the continuing Contract, the Contract Value following the application of any Continuation Adjustment will be considered as the initial Premium of the continuing Contract. Any future Death Benefit, including any enhanced Death Benefit, will be determined on that basis and will use the age of the surviving spouse on the Continuation Date.

This Special Spousal Continuation Option can only be exercised one time under this Contract. Unless otherwise stated in this Endorsement, all other terms and conditions of the Contract remain the same. Any benefit available under this Special Spousal Continuation Option will end upon the change of ownership or assignment of the Contract to which this Endorsement is attached.

Unless otherwise stated, the Issue Date of this Endorsement is the Issue Date of the Contract to which it is attached.